CROWN AMERICAS LLC

c/o Crown Holdings, Inc.

770 Township Line Road

Yardley, PA 19067 USA

Telephone: (215) 698-5100

November 15, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Filing Desk

CROWN Americas LLC

Registration Statement on Form S-4

(File No. 333-268350)

Ladies and Gentlemen:

This letter is provided in connection with the Registration Statement on Form S-4, File No. 333-268350 (the “Registration Statement”), of CROWN Americas LLC, a Pennsylvania limited liability company (the “Issuer”), Crown Holdings, Inc., a Pennsylvania corporation (“Crown Holdings”), and the guarantors listed on Schedule A hereto (together with Crown Holdings, the “Guarantors”). Upon the effectiveness of the Registration Statement, the Issuer and the Guarantors propose to offer to exchange an aggregate principal amount of up to $500,000,000 of the Issuer’s 5.250% Senior Notes due 2030 (the “Exchange Notes”) and the guarantees thereof by the Guarantors, for a like aggregate principal amount of the Issuer’s outstanding 5.250% Senior Notes due 2030 (the “Initial Notes”) and the guarantees thereof by the Guarantors, upon the terms and subject to the conditions set forth in the exchange offer prospectus contained in the Registration Statement.

The Issuers are registering the exchange offer in reliance on the staff’s position enunciated in Exxon Capital Holdings Corp. (avail. May 13, 1988) (the “Exxon Capital Letter”). Please be advised that the Issuer has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offer and, to the best of the Issuer’s information and belief, each person participating in the exchange offer is acquiring the Exchange Notes in its ordinary course of business and is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes. In this regard, the Issuer will make each person participating in the exchange offer aware that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes, such person (i) could not rely on the staff position enunciated in the Exxon Capital Letter or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction, and must be identified as an underwriter in the prospectus. The Issuer acknowledges that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

In addition, the Issuer will (i) make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Initial Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Initial Notes pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes and (ii) include in the transmittal letter to be executed by an exchange offeree in order to participate in the exchange offer provisions to the following effect:

If the undersigned is a broker-dealer that will receive Exchange Notes for its own account in exchange for Initial Notes that were acquired as a result of market-making activities or other trading activities, it acknowledges that (1) it has not entered into any arrangement or understanding with the Issuer or an affiliate of the Issuer to distribute the Exchange Notes and (2) it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale or transfer of such Exchange Notes; however, by so acknowledging and by delivering a prospectus, the undersigned will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

CROWN AMERICAS LLC

By:	/s/ David A. Beaver
Name: David A. Beaver
Title: Vice President and Treasurer

Schedule A

Guarantors

Crown Holdings, Inc.
CROWN Beverage Packaging Puerto Rico, Inc.
Crown Consultants, Inc.
Crown Cork & Seal Company (DE), LLC
Crown Cork & Seal Company, Inc.
Crown Financial Corporation
Crown International Holdings, Inc.
CROWN Packaging Technology, Inc.
Foreign Manufacturers Finance Corporation
CROWN Cork & Seal USA, Inc.
CR USA, Inc.
Crown Beverage Packaging, LLC
Crown Beverage Holdings, Inc.
Signode Industrial Group LLC
Signode Pickling Holding LLC
Signode US IP Holdings LLC
Signode Industrial Group US Inc.
Signode Industrial Group Holdings US Inc.
Signode International IP Holdings LLC
Simplimatic Engineering Holdings, LLC
Simplimatic Automation LLC
SEH Real Estate Holdings LLC
SE International Holdings LLC
SE International Holdings II LLC